05011048

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

SUPPL

RECEIVED SEP 06 2005 PROCESSING SECTION D.C. 213

September 1, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

September 1, 2005 Stock Exchange Announcement – Group Finance Director

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

Enclosure
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-84.doc
T: 091505

REG-Electrocomponents Board Change

RNS Number:7077Q
Electrocomponents PLC
01 September 2005

Electrocomponents Plc - Group Finance Director

Electrocomponents Plc announces that further to its announcement dated 25th May 2005, Simon Boddie has today taken over the role of Group Finance Director from Jeff Hewitt, who has taken early retirement from the Board.

Simon Boddie has today disclosed his interests in the 10 pence Ordinary shares of EC plc to the Company, in accordance with section 324 of the Companies Act, as follows:

400,000 share options granted under the Company's Long Term Incentive Share Option Plan on 1st July 2005 at an option price of 251p.

The Options are normally exercisable between the third and tenth anniversaries of their grant, subject to performance conditions, which determine the proportion (which can vary between 0% and 100%) which will eventually vest.

There is no information to be disclosed in respect of Simon Boddie pursuant to LR 9.6.13.

Carmelina Carfora

Group Company Secretary

1 September 2005

END

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